Exhibit 99.3

NLS Pharmaceutics Announces $4 Million Private Placement and

Conversion of Existing Short-Term Notes

Switzerland/Zurich, October 3, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has entered into definitive agreements with investors, alongside participation from the Company's Chairman of the Board of Directors, Ronald Hafner, and George Apostol, the Company’s recently appointed Chief Medical Officer, for the purchase and sale on a private placement basis of 5,194,802 of its common shares, and warrants to purchase up to 2,597,401 common shares (the common shares and warrants, together the “Securities”), resulting in total gross proceeds of approximately $4 million before deducting placement agent commissions and other estimated offering expenses. The common shares and accompanying warrants are being sold together at a combined offering price of $0.77, representing approximately a 20% premium to the $0.62 closing price of the common shares on Nasdaq on September 30, 2022. The warrants have an exercise price of $0.70, are exercisable immediately and will expire five years following the issuance date thereof. The closing of the offering and sale of the Securities is expected to occur on or about October 7, 2022, subject to the satisfaction of customary closing conditions.

At the closing of the offering, the Company’s existing short-term notes, with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, will be automatically converted into 2,516,429 common shares and the holders will receive warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable.

Laidlaw & Company (UK) Ltd. is acting as the sole placement agent for the offering.

NLS intends to use the net proceeds from the offering to fund the ongoing development of its lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes.

The offering is being made in the United States pursuant to the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the Securities and Exchange Commission (the “SEC”). The Securities have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and accordingly may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the common shares and common shares issuable upon the exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the anticipated closing date and the expected use of proceeds. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC, which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharmaceutics.com